Exhibit 99.2

 March 05, 2026  EARNINGS CALL   Q4 & ANNUAL 2025  OFER HAVIV | PRESIDENT & CEO

 FORWARD LOOKING STATEMENT  This presentation contains "forward-looking statements" relating to future events, and Evogene Ltd. (the “Company”), may from time to time make other statements, regarding our outlook or expectations for future financial or operating results and/or other matters regarding or affecting us that are considered “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995 (the “PSLRA”) and other securities laws, as amended. Statements that are not statements of historical fact may be deemed to be forward-looking statements. Such forward-looking statements may be identified by the use of such words as “believe”, “expect”, “anticipate”, “should”, “planned”, “estimated”, “intend” and “potential” or words of similar meaning. We are using forward-looking statements in this presentation when we discuss our value drivers, commercialization efforts and timing, product development and launches, estimated market sizes and milestones, pipeline, as well as our capabilities and technology.   Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Readers are cautioned that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be made in this presentation. Therefore, actual future results, performance or achievements, and trends in the future may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond our control, including, without limitation, the aftermath of the recent war between Israel and each of (i) the terrorist groups, Hamas and Hezbollah, (ii) Iran, and (iii) other regional terrorist groups supported by Iran, and any destabilizations in Israel, neighboring territories or the Middle East region,  and those described in greater detail in Evogene's Annual Report on Form 20-F and in other information Evogene files and furnishes with the Israel Securities Authority and the U.S. Securities and Exchange Commission, including those factors under the heading “Risk Factors”.   Except as required by applicable securities laws, we disclaim any obligation or commitment to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect future events or developments or changes in expectations, estimates, projections and assumptions.  The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Evogene or the Company, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of Evogene or the Company.  The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of our products or services.  2

 Earnings Call Q4 2025   AGENDA  By Ofer Haviv  CEO Update  By Yaron Eldad  CFO Update   Q&A

 EVOGENE PIONEERSREAL-WORLD INNOVATION   Using a proprietary generative AI engine, we design highly potent and novel small molecules, optimized across multiple-parameters, for the pharmaceutical and ag-chemical industries  4

 GEN AI ENGINE  Growing number of collaborations for diverse drug targets  Strategic collaborations for ag-chemical development   with proven results  PIONEERING IN PHARMA  REVOLUTIONIZING AG  OUR STORY  ChemPass AI™ - computational engine for the design & optimization of small molecules

INTRODUCING CHEMPASS AI™:

BREAKING CHEMICAL SPACE LIMITATION & MULTI-PARAMETER DESIGN

Chem Pass AI

NOVELTY - VAST CHEMICAL TERRITORIES
based on a 38B-molecule chemical library, the engine designs novel compounds that are synthesizable and active, while accessing unexplored chemical space and creating new IP opportunities

MULTI-PARAMETER OPTIMIZATION
multiple-parameters optimized simultaneously, tailored to project-specific chemical, biological, and physical constraints, increasing probability of success

HIGH-POTENCY - CHEMISTRY THAT PERFORMS
AI-first designed molecules optimized through targeted experimental validation

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 7  Technological Collaborations with GOOGLE CLOUDfrom generative models to autonomous discovery   First Collaboration – FIRST-IN-CLASS FOUNDATION MODEL  Successful completion of a proprietary generative AI model for novel molecular product candidates addressing multiple parameters, based on 38 billion molecular structures, delivered 90% precision compared to approx. 30% in traditional GPT models.  Second Collaboration – ADVANCED AI AGENTS INTEGRATION   Integration of AI agents into ChemPass AI™ using Google Cloud Vertex AI to decrease manual errors, accelerate design-make-test-analyze cycles, and enable scalable discovery of patentable small molecules with improved probability of development success for pharmaceutical and agricultural pipelines.   Initiated Feb. 2026  “This expanded collaboration with Evogene demonstrates the power of integrating cutting-edge artificial intelligence into scientific research. By leveraging our technology to deploy advanced AI agents, we are enabling Evogene to automate and scale their complex discovery workflows. This foundation accelerates the speed and precision of identifying small molecules, further cementing Evogene's role as a leader in next-generation molecular design for the pharmaceutical and agricultural industries”  BOAZ MAOZ, MANAGING DIRECTOR, GOOGLE CLOUD ISRAEL (10.02.2026)

 Potency (Binding Affinity)  Selectivity  ML Models (QSAR)  Scaffold  Solubility  Lipophilicity (LogP)  Molecular Weight  Hydrogen Bond Donors/Acceptors  Chemical Stability  Metabolic Stability  Synthetic Accessibility  IP/Novelty  EVOGENE’S UNIQUE OFFERING –   PROPRIETARY   MOLECULAR DESIGN  8  A POWERFUL COMBINATION OF CAPABILITIES :  Novel molecules are generated based on vast and diverse chemical territories  Simultaneously optimized for multi-parameter requirements from day one  Highly potent molecules optimized through targeted experimental validation

CAPTURING THE VALUE OF CHEMPASS AI™ - OUR BUSINESS MODEL

THROUGH COLLABORATIONS & IN-HOUSE DEVELOPMENT

CHEMPASS AI™	DEVELOPMENT STAGES	PARTNER / INTERNAL PIPELINE
Literature search, data preprocessing and target modeling	TARGET PREPROCESSING	Target elucidation and biological interpretation
Identify potential hits using PointHit	HIT SCREENING	Purchase hits and test activity and selectivity
Identify elaborated analogs using ActiveSearch	HIT-TO-LEAD	Purchase analogs and test activity and selectivity
Generate novel leads using LeadOptGPT	LEAD OPTIMIZATION	Synthesis of novel leads and validation

PROPRIETARY PRODUCT CANDIDATE



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10  PHARMA DIVISION – Drugs  EXTERNAL COLLABORATIONS  Neutrophil-Derived Inflammatory Diseases  Demyelination Disorders  Lung Cancer  Metabolic Disease  EXTERNAL COLLABORATIONS  Herbicides   Herbicides   INTERNAL PIPELINE  Wheat Blotch  EVOGENE - REAL-WORLD INNOVATION  AG DIVISION* – Ag-Chemicals  AG DIVISION* – Operations in this field are conducted through our subsidiary, AgPlenus.

                               11  High-potency molecules  AI-first designed molecules optimized through targeted experimental validation  Novel Chemical Space & IP  Based on a 38B-molecule chemical library, the platform designs active novel compounds   We design highly potent and novel small molecules, optimized across multiple-parameters, for the pharmaceutical and ag-chemical industries.  MULTI-PARAMETER OPTIMIZATION   Simultaneously optimizes chemical & biological parameters  PIONEERING IN PHARMA  Growing number of collaborations addressing diverse drug targets for the benefit of human health  REVOLUTIONIZING AG  Proven impact in Agriculture. Computational chemistry drives real-world agricultural impact  Generating real-world innovation

 Earnings Call Q3 2025   AGENDA  By Ofer Haviv  CEO Update  By Yaron Eldad  CFO Update   Q&A  unique

 13  EVOGENE SUBSIDIARIES’ ACTIVITY

 CFO UPDATE  Financial Highlights

 CFO UPDATE  Financial Highlights

 CFO UPDATE  Financial Highlights

 Earnings Call Q3 2025   AGENDA  By Ofer Haviv  CEO Update  By Yaron Eldad  CFO Update   Q&A

 THANK YOU